Exhibit F



                         New Orleans, Louisiana
                         March 31, 1997



Securities and Exchange Commission
450 5th Street
Washington, D.C.  20549

Ladies and Gentlemen:

     Entergy Gulf States, Inc., a Texas Corporation ("Entergy Gulf States"), a subsidiary of Entergy Corporation, a Delaware Corporation ("Entergy"), which is a registered holding company under the Public Utility Holding Company Act of 1935, as amended, (the "Act"), provides retail electric service in Louisiana and Texas and furnishes natural gas utility service in and around Baton Rouge, Louisiana. Entergy Gulf States is seeking authority to acquire two (2) high voltage transmission lines and related assets from the bankruptcy estate of Cajun Electric Power Cooperative, Inc. (the "Facilities"). The acquisition of these assets is part of a comprehensive settlement Agreement under the Chapter 11 Trustee of Cajun, Entergy, Entergy Gulf States and the Rural Utilities Services of the Department of Agriculture resolving numerous disputes between Entergy and Entergy Gulf States, (formerly, Gulf States Utilities Company) on one hand, and Cajun, on the other hand, which are currently pending before the bankruptcy court adjudicating Cajun's bankruptcy, the Commission, federal district courts, and the federal courts of appeals.

     In this connection, I have examined the Certificate of Incorporation of the Company, the Bylaws of the Company and the documents relating to the settlement, transaction, including the Order and Judgment approving the settlement by an the above referenced parties, and exhibits thereto. I have also examined other such documents, certificates, corporate records and matters of law as I have deemed necessary for the purposes of rendering this opinion. Based on the foregoing, I am of the opinion that:

   1. Entergy Gulf States is a corporation validly organized and existing under the laws of the State of Texas.

   2. All actions necessary to make valid the consummation of the proposed transaction by Entergy Gulf States described above will have been taken when:

       (a)  the Application-Declaration shall have been granted
       and permitted to become effective in accordance with
       the applicable provisions of the   Act;

       (b) The Application for approval of acquisition of Facilities filed with the Federal Energy
       Regulatory Commission ("FERC") on March 18, 1997 has been authorized pursuant to the Federal Power Act by the FERC; and

       (c)  all appropriate final action shall have been taken
       by the Board of Directors, or duly appointed
       committee thereof with respect to the   Settlement.

   3. When the foregoing steps have been taken and assuming the proposed transaction is consummated in accordance with the (i) Application-Declaration and related orders of the Commission and with the Application and related orders of FERC, and, (ii) the authorization of the Board of Directors of the Company, or a duly appointed committee in accordance with the above referenced documents:

       (a)  all state laws that relate or are applicable to the
       transaction (other than so called "blue sky laws" or
       similar laws, upon which I do not pass herein)    will
       have been complied with; and

       (b) the consummation of the transaction by the Company will not violate the legal rights of the holders of any securities issued by the Company.

       I consent to the filing of this opinion as an exhibit to the Application-Declaration.

                           Very truly yours,

                           /s/ Ann G. Roy

                           Ann G. Roy